Exhibit 99.1

IMPORTANT NOTICE

By reading the following release, you agree to be bound by the following limitations and qualifications:

This press release is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This press release should not be construed in any manner as a recommendation to any reader of this press release.

This press release is not a prospectus, product disclosure statement or other offering document for the purposes of Directive 2003/71/EC of the European Parliament and the Council of November 4th, 2003, as amended, in particular, by Directive 2010/73/EC of the European Parliament and the Council of November 24th, 2010, as amended and as implemented in each member State of the European Economic Area and under French and Dutch law.

An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Shareholders of Fiat Chrysler Automobiles N.V. (“FCA”) and Renault S.A. (“Renault”) who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov. In addition, FCA will make the effective registration statement available for free to shareholders in the United States.

FCA SUBMITS PROPOSAL FOR A TRANSFORMATIVE MERGER WITH
GROUPE RENAULT TO CREATE PREEMINENT GLOBAL AUTOMOTIVE GROUP

•	Combined business to be 50% owned by FCA shareholders and 50% by Groupe Renault shareholders - balanced governance structure and majority of Board of Directors being independent

•	Combination would create the 3rd largest global OEM with 8.7m vehicle sales and a strong market presence in key regions and vehicle segments

•	Broad and complementary brand portfolio would provide full market coverage, from luxury to mainstream

•	Combined company would be a world leader in the rapidly changing automotive industry with a strong position in transforming technologies, including electrification and autonomous driving

•	No plant closures as a result of the combination

•	In excess of €5 billion estimated annual run rate synergies incremental to existing Renault-Nissan-Mitsubishi Alliance (Alliance) synergies

•	Strong combined balance sheet allowing for flexible capital allocation and robust dividend policy

•	Significant benefits to the other Alliance partners including ~€1 billion of additional estimated run rate synergies

Fiat Chrysler Automobiles N.V. has today delivered a non-binding letter to the Board of Groupe Renault proposing a combination of their respective businesses as a 50/50 merger.

The FCA proposal follows initial operational discussions between the two companies to identify products and geographies where they could collaborate, particularly as they develop and commercialize new technologies. These discussions made clear that broader collaboration through a combination would substantially improve capital efficiency and the speed of product development. The case for combination is also strengthened by the need to take bold decisions to capture at scale the opportunities created by the transformation of the auto industry in areas like connectivity, electrification and autonomous driving.

The proposed combination would create a global automaker, preeminent in terms of revenue, volumes, profitability and technology, benefitting the companies’ respective shareholders and stakeholders. The combined business would sell approximately 8.7 million vehicles annually, would be a world leader in EV technologies, premium brands, SUVs, pickup trucks and light commercial vehicles and would have a broader and more balanced global presence than either company on a standalone basis.

The benefits of the proposed transaction are not predicated on plant closures, but would be achieved through more capital efficient investment in common global vehicle platforms, architectures, powertrains and technologies. FCA has a history of successfully combining OEMs with disparate cultures to create strong leadership teams and organizations dedicated to a single purpose. Therefore, FCA’s Board strongly believes that this combination, which would have the scale, expertise and resources to navigate the rapidly changing automotive industry, would create new opportunities for employees of both companies and for other key stakeholders.

Under the terms of the proposal, shareholders in each company would receive an equivalent equity stake in the combined company. The combination would be carried out as a merger transaction under a Dutch parent company. The Board of the combined entity would initially be composed of 11 members, with the majority being independent and with equal representation of four members each for both FCA and Groupe Renault, as well as one nominee from Nissan. Further, there would be no carryover of existing double voting rights. However, all shareholders would have the opportunity to earn loyalty voting rights from the completion of the transaction under a loyalty voting program. The parent company would be listed on the Borsa Italiana (Milan), Euronext (Paris) and the New York Stock Exchange.

The benefits flowing from the combination of the two businesses would be shared, 50% by current FCA shareholders and 50% by current Groupe Renault shareholders. Before the transaction is closed, to mitigate the disparity in equity market values, FCA shareholders would also receive a dividend of €2.5 billion (see Appendix). In addition, prior to closing, there would be a distribution of Comau’s shares to FCA’s shareholders or an incremental €250 million dividend if the Comau spin-off does not occur.

Combining the businesses will bring together complementary strengths. The combination would create a brand portfolio that would provide full market coverage with a presence in all key segments from luxury/premium brands, such as Maserati and Alfa Romeo, to the strong access brands of Dacia and Lada, and would include the well-known Fiat, Renault, Jeep and Ram brands as well as commercial vehicles. Groupe Renault has a strong presence across Europe, Russia, Africa and Middle East, while FCA is uniquely positioned in the high margin segments in North America and is a market leader in Latin America. FCA’s evolving capability in autonomous driving, which includes partnerships with Waymo, BMW and Aptiv, is complemented by Groupe Renault’s decade of experience in EV technology where it is the highest selling EV OEM in Europe. Groupe Renault also has a well-established and profitable financing business (RCI Banque).

The combination would be highly value accretive for both FCA and Groupe Renault shareholders, delivering in excess of €5 billion of estimated annual run rate synergies, incremental to existing Alliance synergies. These synergies would arise principally from the convergence of platforms, the consolidation of powertrain and electrification investment and the benefits of scale. FCA estimates based on its experience, that approximately 90% of synergies would come from purchasing savings (~40%), R&D efficiencies (~30%), and manufacturing and tooling efficiencies (~20%). Included in these estimated savings would be the potential to reduce the combined number of vehicle platforms by approximately 20% and engine families by approximately 30%. The full run rate of estimated synergies is expected to be achieved by the end of year six following closing, with about 80% achieved in year four. Taking into account the impact of the approximately €3-4 billion in cumulative implementation costs, it is estimated that the synergies would be net cash flow neutral in year one and positive from year two onward.

Geographically, based on FCA and Groupe Renault’s 2018 global sales, the combined company would be #4 in North America, #2 in EMEA and #1 in Latin America and would have the increased resources necessary to grow its footprint in the APAC region. On a simple aggregated basis of 2018 results, the combined company’s annual revenues would be nearly €170 billion with operating profit of more than €10 billion and net profit of more than €8 billion.

While the proposal focuses on a combination of FCA and Groupe Renault, FCA looks forward - as part of a combined enterprise with Groupe Renault - to working with Groupe Renault’s Alliance partner companies on ways to create additional value for all Alliance members. FCA recognizes the standing and achievements of Groupe Renault’s partners and sees significant expected benefits to all parties from the expanded partnership. The FCA and Groupe Renault combination together with its Nissan and Mitsubishi partners would be the largest global OEM alliance, selling more than 15 million vehicles annually. The additional synergies stemming from the merger of FCA and Groupe Renault that are expected to accrue to Nissan and Mitsubishi purely as members of the Alliance are estimated to be worth an incremental €1 billion annually.

This proposal offers the opportunity to create the #3 global automotive company with broad, complementary and strong brand and geographic presence and important strengths in transforming technologies. It also confirms and enhances the value of the existing Alliance and its potential to become even stronger in the future. While there is no certainty that this proposal will result in a transaction, the Board of FCA has strongly supported and approved the proposal which will now be reviewed by the Groupe Renault Board of Directors. The definitive agreements for the proposed combination are subject to negotiation and to final review and approval by the FCA and Groupe Renault Boards. Completion of the proposed combination would also be subject to customary closing conditions, including approval by each company’s shareholders, as applicable, and the satisfaction of antitrust and other regulatory requirements.

Information related to the proposal will be made available from time to time on the FCA website (https://www.fcagroup.com/en-US/Pages/home.aspx).

London, 27 May 2019

Financial advisers
Goldman Sachs International
d'Angelin & Co
Nomura International Plc

Legal advisers
Sullivan & Cromwell LLP
Darrois Villey Maillot Brochier

Investor enquiries:

FCA
Joe Veltri
Vice President, Investor Relations
Tel: +1 248 576 9257
investor.relations@fcagroup.com

Media enquiries:

FCA
Niel Golightly, niel.golightly@fcagroup.com, +1 248 933-6285
Shawn Morgan, shawn.morgan@fcagroup.com, +1 248 512-2692
Andrea Pallard, andrea.pallard@fcagroup.com, +39 0110030675
Fernao Silveira, fernao.silveira@fcagroup.com, +55 11 4949-3901

UK
Gelso Consulting
Richard Holloway + 44 7342 023 763
richard.holloway@gelso.co.uk
Laura Gilbert + 44 7799 413 351
laura.gilbert@gelso.co.uk
Andrew Garfield +44 7974982337
andrew.garfield@gelso.co.uk

USA
Sard Verbinnen & Co
Robert Rendine, Kelsey Markovich
+1 212 687 8080
fca@sardverb.com

Italy
Community, Strategic Communications Advisers
Auro Palomba, Marco Rubino
+39 02 89404231
fca@communitygroup.it

France
Image 7
Anne-France Malrieu, Simon Zaks
+33 1 53 70 74 95
fca@image7.fr

Japan
Ashton Consulting
Dan Underwood, Daniel Fath
+81 3 5425-7220
fca@ashton.jp

APPENDIX

ECONOMIC TERMS EXCLUDING VALUE UPSIDE FROM SYNERGIES

€
FCA share price (May 24 2019 Borsa Italiana closing share price)	11.46
Less: €2.5 billion equalizing dividend corresponding to €1.60 dividend per share	(1.60)
Less: €250 million minimum incremental dividend corresponding to €0.16 dividend per share (if no Comau spin-off or sale with net proceeds being distributed)	(0.16)
Adjusted FCA reference price	9.70
Exchange ratio to achieve 50/50 ownership	X 5.328
Implied value per Groupe Renault share	51.68
PLUS: Groupe Renault proposed ordinary dividend (ex-date Jun 18 2019)*	3.55
Implied total value per Groupe Renault share	55.23
*Subject to approval at Groupe Renault June 12 2019 Shareholders’ Annual General Meeting

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements are based on the FCA Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, uncertainties as to whether the proposed business combination will be agreed or consummated or as to the timing thereof as well as the realization of the anticipated synergies therefrom, and many other risks and uncertainties, most of which are outside of the FCA Group’s control.

FCA and its affiliates, directors, advisors, employees and representatives, expressly disclaim any liability whatsoever for such forward-looking statements.

Forward-looking statements speak only as of the date they are made. FCA does not assume any obligation to update any public information or forward-looking statement in this communication to reflect new information, future events or circumstances or for any other reason after the date of this communication, except as may be required by applicable laws, and any opinion expressed in this press release is subject to change without notice. FCA shall not have any obligation to correct any inaccuracies therein or omissions therefrom which may become apparent.

This press release includes some information on specific transaction proposals that remain subject to discussions and certain approvals and other conditions.